Vanguard VVIF Portfolios Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	1,944,141,093	99,613,853	95.1%
Emerson U. Fullwood	1,941,634,789	102,120,157	95.0%
Amy Gutmann	1,936,277,120	107,477,826	94.7%
JoAnn Heffernan Heisen	1,932,975,342	110,779,604	94.6%
F. Joseph Loughrey	1,942,078,522	101,676,424	95.0%
Mark Loughridge	1,945,099,950	98,654,996	95.2%
Scott C. Malpass	1,936,871,738	106,883,208	94.8%
F. William McNabb III	1,943,389,639	100,365,307	95.1%
Deanna Mulligan	1,935,898,722	107,856,224	94.7%
André F. Perold	1,929,764,167	113,990,779	94.4%
Sarah Bloom Raskin	1,932,581,664	111,173,282	94.6%
Peter F. Volanakis	1,939,733,490	104,021,455	94.9%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Bond

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
Money Market Portfolio	808,494,411	55,473,962	83,934,795	0	85.3%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Investment-Grade Portfolio	108,084,378	5,325,608	5,312,738	0	91.0%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Bond Market Index Portfolio	182,227,922	10,773,445	7,556,507	0	90.9%

Indexed Equity

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
Equity Index Portfolio	110,175,965	4,428,849	5,997,749	0	91.4%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Index Portfolio	55,398,452	2,647,503	4,542,182	0	88.5%

	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Portfolio	60,054,985	3,409,649	3,002,373	0	90.4%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Stock Market Index Portfolio	43,478,064	2,302,641	2,219,780	0	90.6%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Conservative Allocation Portfolio	9,475,648	1,073,251	474,975	0	86.0%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Moderate Allocation Portfolio	10,905,555	808,939	756,730	0	87.4%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Active Equity

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
Balanced Portfolio	94,589,027	5,877,614	5,226,728	0	89.5%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Capital Growth Portfolio	26,399,700	1,512,846	1,923,092	0	88.5%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Diversified Value Portfolio	43,962,624	2,678,178	2,451,783	0	89.6%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Equity Income Portfolio	41,649,339	1,938,270	2,274,376	0	90.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Growth Portfolio	19,659,456	1,454,037	892,597	0	89.3%

	For	Abstain	Against	Broker Non-Votes	Percentage For
International Portfolio	75,519,614	3,673,235	4,130,621	0	90.6%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small Company Growth Portfolio	50,721,451	4,511,119	2,540,852	0	87.8%

Bond

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
High Yield Bond Portfolio	54,862,158	3,812,442	3,156,734	0	88.7%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Money Market Portfolio	817,988,253	55,133,075	74,781,840	0	86.3%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Short-Term Investment-Grade Portfolio	109,522,946	5,597,532	3,602,245	0	92.3%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Bond Market Index Portfolio	183,551,100	10,648,091	6,358,683	0	91.5%

Indexed Equity

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
Equity Index Portfolio	111,195,567	4,569,063	4,837,933	0	92.2%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Index Portfolio	56,190,324	2,585,023	3,812,789	0	89.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Portfolio	60,180,560	3,536,715	2,749,732	0	90.5%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Stock Market Index Portfolio	43,802,575	2,169,798	2,028,112	0	91.3%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Conservative Allocation Portfolio	10,017,946	828,685	177,243	0	90.9%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Moderate Allocation Portfolio	11,334,488	644,609	492,126	0	90.9%

Proposal 4 – Change the investment objective of the REIT Index Portfolio of the Variable Insurance Fund.
The revised investment objective will broaden the portfolio's investable universe to include real estate-related investments, such as certain specialized REITs and real estate management and development companies. The portfolio will continue to invest in publicly traded equity REITs.

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
REIT Index Portfolio	56,453,274	6,017,926	3,995,808	0	84.9%

Shareholders of the Balanced Portfolio did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Portfolio	For	Abstain	Against	Broker Non-Votes	Percentage For
Balanced Portfolio	27,148,814	8,452,116	70,092,440	0	25.7%